February 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3010CF/AD8
Washington, DC 20549

ATTN:  Duc Dang

Re:	Cornerstone Healthcare Plus REIT, Inc.
Registration Statement on Form S-11, as amended
Commission File No. 333-168013

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Cornerstone Healthcare Plus REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 12:00 p.m. (EST) on February 4, 2011 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the current request supersedes and replaces the prior request sent under cover of our letter dated January 31, 2011.  Please contact Damon McLean at 919-786-2011 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours, Cornerstone Healthcare Plus REIT, Inc.

	By:	/s/ Sharon C. Kaiser
Name: Sharon C. Kaiser
Title: Chief Financial Officer
cc: Damon M. McLean, Esq.